Exhibit 99.1

Contact:	Trinity Biotech plc	RedChip Companies Inc.
	Gary Keating, Ph.D (353)-1-2769800	Dave Gentry, CEO (1)-407-644-4256 (1)-800-RED-CHIP (733-2447) TRIB@redchip.com

Trinity Biotech Achieves Breakthrough Clinical Trial Results for
Redesigned CGM Sensor

Clinical data confirms elimination of requirement for finger-stick calibration, de-risking pathway to commercialization for the company’s next-generation CGM+ biosensor platform

DUBLIN, Ireland (August 12, 2025) - Trinity Biotech plc (Nasdaq: TRIB), a commercial-stage biotechnology company focused on human diagnostics and diabetes management solutions, including wearable biosensors, today announced compelling positive clinical trial results demonstrating a major technical breakthrough and de-risking the commercial pathway for its next-generation continuous glucose monitoring (CGM) technology, called CGM+. For the first time, trial data confirms that Trinity Biotech’s redesigned proprietary needle-free glucose sensor delivers accurate glucose readings across a full 15-day wear period without the need for finger-stick calibration, while also facilitating an innovative CGM design that reduces disposable components, significantly lowering the cost of care compared to current leading market products.  As the high cost of existing CGM devices continues to hinder widespread adoption, Trinity Biotech’s innovative approach is designed to enhance accessibility and increase utilization of CGM technology.

“This milestone represents the most significant technical achievement since we began redevelopment of our acquired CGM technology,” said John Gillard, CEO of Trinity Biotech. “The elimination of the requirement for finger-stick calibration was achieved through a combination of sensor design modifications, refined signal processing, and proprietary enhancements to sensor operation. With this, we’ve successfully addressed the most uncertain technical hurdle and brought our glucose sensor in line with the standards of market leaders — but critically with a highly differentiated product architecture that promises to be more affordable, reusable, and sustainable while also supporting the single device integration of heart activity, body temperature and physical activity data.”

New Trial Data Confirms:

•	No finger-stick calibration required over a 15-day sensor wear period.
•	Enhanced user convenience, comfort, and reliability through proprietary glucose sensor improvements.
•	Successful technical de-risking which increases confidence in next-gen product performance and regulatory pathway.

The clinical validation of the calibration-free sensor marks a critical step toward commercialization of Trinity Biotech’s next-generation CGM+ platform. The glucose sensor tested in this trial is integral to the Company’s modular CGM+ device, which is in the later stages of development, with a focus on scalability, cost-efficiency, and environmental impact — key factors that support broader market access and long-term adoption.

The global CGM market is projected to grow from approximately $13billion in 2025 to approximately $28 billion by 20301, driven by rising diabetes prevalence and demand for real-time health data. Trinity Biotech’s differentiated, high-data & low-waste platform is poised to expand access to CGM technology for millions of people priced out of current systems.
Trinity Biotech’s CGM+ wearable biosensor designed to seamlessly integrate glucose, cardiovascular, temperature, and activity monitoring in one sleek modular device.

Forward-Looking Statements
This release includes statements that constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), including but not limited to statements related to Trinity Biotech’s cash position, financial resources and potential for future growth, market acceptance and penetration of new or planned product offerings, and future recurring revenues and results of operations. Trinity Biotech claims the protection of the safe harbor for forward-looking statements contained in the Reform Act. These forward-looking statements are often characterized by the terms “may,” “believes,” “projects,” “expects,” “anticipates,” or words of similar import, and do not reflect historical facts. Specific forward-looking statements contained in this release may be affected by risks and uncertainties, including, but not limited to, our ability to capitalize on the Waveform transaction and of our recent acquisitions, our continued listing on the Nasdaq Stock Market, our ability to achieve profitable operations in the future, the impact of the spread of COVID-19 and its variants, the possible pause and/or disruption in U.S. Government funding for HIV tests produced by Trinity Biotech, potential excess inventory levels and inventory imbalances at the company’s distributors, losses or system failures with respect to Trinity Biotech’s facilities or manufacturing operations, the effect of exchange rate fluctuations on international operations, fluctuations in quarterly operating results, dependence on suppliers, the market acceptance of Trinity Biotech’s products and services, the continuing development of its products, required government approvals, risks associated with manufacturing and distributing its products on a commercial scale free of defects, risks related to the introduction of new instruments manufactured by third parties, risks associated with competing in the human diagnostic market, risks related to the protection of Trinity Biotech’s intellectual property or claims of infringement of intellectual property asserted by third parties and risks related to condition of the United States economy and other risks detailed under “Risk Factors” in Trinity Biotech’s annual report on Form 20-F for the fiscal year ended December 31, 2024 and Trinity Biotech’s other periodic reports filed from time to time with the United States Securities and Exchange Commission. Forward-looking statements speak only as of the date the statements were made. Trinity Biotech does not undertake and specifically disclaims any obligation to update any forward-looking statements.

About Trinity Biotech

Trinity Biotech is a commercial stage biotechnology company focused on diabetes management solutions and human diagnostics, including wearable biosensors. The Company develops, acquires, manufactures and markets diagnostic systems, including both reagents and instrumentation, for the point-of-care and clinical laboratory segments of the diagnostic market and has recently entered the wearable biosensor industry, with the acquisition of the biosensor assets of Waveform Technologies Inc. and intends to develop a range of biosensor devices and related services, starting with a continuous glucose monitoring product. Our products are used to detect infectious diseases and to quantify the level of Haemoglobin A1c and other chemistry parameters in serum, plasma and whole blood. Trinity Biotech sells direct in the United States and through a network of international distributors and strategic partners in over 75 countries worldwide. For further information, please see the Company's website: www.trinitybiotech.com.

1 https://www.mordorintelligence.com/industry-reports/continuous-glucose-monitoring-market